FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS

ON JULY 12, 2010

1.                DATE, TIME AND PLACE: On the twelfth day of July, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2.                BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.                CALL AND ATENDENCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the acting members.

4.                AGENDA: (i) Increase the Company capital stock through the issuance of preferred shares Class A (“PNA”) in compliance with the Company’s Stock Purchase Option Plans, upon observance of the authorized capital limit; and (ii) Homologation of the Company capital stock, due to the conversion of the preferred shares Class B (“PNB”) into PNA.

5.                RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by majority vote:

5.1             As a consequence of the exercise of the stock purchase options Series 10, A1 Silver, A2 Silver and Gold, A3 Silver and Gold, and A4 Silver and Gold, under the Company’s Stock Purchase Option Plans (“Plan”), approved at the Annual Meetings held on April 28, 1997 and on December 20, 2006, to approve, upon due observance of the Company’s authorized capital limit, pursuant to Section 6 of the Company’s Bylaws, the increase of the Company capital stock in the amount of nine hundred and forty thousand, three hundred and forty-two Brazilian reais and eighty-seven cents (R$ 940,342.87), through the issuance of sixty-six thousand and five hundred and thirteen (66,513) PNA, of which: (i) One thousand, eight hundred and sixty (1,860) PNA, at the issuing price of forty Brazilian reais and twenty-eight cents (R$ 40,28) per share, stipulated under the Plan, totaling the amount of seventy-four thousand and nine hundred and twenty Brazilian reais and eighty cents (R$ 74,920.80), concerning the exercise of Series 10; (ii) Two thousand, six hundred and forty (2,640) PNA, at the issuing price of, twenty-four Brazilian reais and sixty-three cents (R$ 24,63) per share, stipulated under the Plan, totaling the amount of sixty-five thousand and twenty-three Brazilian reais and twenty cents (R$ 65,023.20), concerning the exercise of Series A1 Silver; (iii) Eleven thousand, two hundred and twenty-six (11,226) PNA, at the issuing price of twenty-six Brazilian reais and ninety-three cents (R$ 26.93) per share, stipulated under the Plan, totaling the amount of three hundred and two thousand, three hundred and sixteen Brazilian reais and eighteen cents (R$ 302,316.18), concerning the exercise of Series A2 Silver; (iv) Ten thousand, five hundred and twenty-five (10,525) PNA, at the issuing price of one cent (R$ 0,01) per share, stipulated under the Plan, totaling the amount of one hundred and five Brazilian reais and twenty-five cents (R$ 105,25), concerning the exercise of Series A2 Gold; (v) Thirteen thousand, nine hundred and twenty-nine (13,929) PNA, at the issuing price of twenty-seven Brazilian reais and forty-seven cents (R$ 27,47) per share, stipulated under the Plan, totaling the amount of three hundred and eighty-two thousand and six hundred and twenty-nine Brazilian reais and sixty-three cents (R$ 382,629.63), concerning the exercise of Series A3 Silver; (vi) Thirteen thousand, nine hundred and thirty (13,930) PNA, at the issuing price of one cent (R$ 0,01) per share, stipulated under the Plan, totaling the amount of one hundred and thirty-nine Brazilian reais and thirty cents (R$139,30), concerning the exercise of Series A3 Gold; (vii) Two thousand, four hundred and seventy-six (2,476) PNA, at the issuing price of forty-six Brazilian reais and forty-nine cents (R$ 46,49) per share, stipulated under the Plan, totaling the amount of one hundred and fifteen thousand, one hundred and nine Brazilian reais and twenty-four cents (R$ 115.109,24), concerning the exercise of Series A4 Silver; and (viii) Nine thousand, nine hundred and twenty-seven (9.927) PNA, at the issuing price of one cent (R$ 0,01) per share, stipulated under the Plan, totaling the amount of ninety-nine Brazilian reais and twenty-seven cents (R$ 99,27), concerning the exercise of Series A4 Gold. The PNA hereby issued shall have the same features and conditions and shall have the same rights and advantages as the already existing PNA under the terms of the Company’s Bylaws. The PNA, from its issuance, shall participate on equal conditions of all the benefits, included the dividends and possible payments that might be distributed by the Company and shall not be entitled to receive the dividends anticipated by the Company before its issuance.

5.2             Considering that (a) three million, three hundred and forty-nine thousand and one hundred and twenty-eight (3,349,128) PNB were converted into the same number of PNA, according to the Notice to the Market published on July 02, 2010, and due to the approvals at the Special Shareholders Meetings, held on July 06, 2009 and September 21, 2009 and (b) the capital increase and issuance of new shares PNA in accordance with the item above, to homologate the Company capital stock in the amount of five billion, five hundred and seventy-four million, three hundred and seventy-eight thousand and eight hundred and twenty Brazilian reais and seventy four cents (R$ 5,574,378,820.74), fully paid in and divided into two hundred and fifty-seven million, five hundred and twenty thousand and three hundred and ninety-three (257,520,393) shares with no par value, divided into ninety-nine million, six hundred and seventy-nine thousand and eight hundred and fifty-one (99,679,851) common shares, one hundred and fifty-four million, four hundred and ninety-one thousand and seven hundred and thirty-one (154,491,731) PNA shares and three million, three hundred and forty-eight thousand and eight hundred and eleven (3,348,811) shares PNB.

2

APPROVAL AND SIGNATURE OF THE MINUTES: With nothing further to come before the board, the works were adjourned for this minute to be drafted. The works being duly reopened, this was read, approved and signed by all present. São Paulo, July 12 2010. Signatures: Chairman of the Meeting Board – Abilio dos Santos Diniz; Secretary of the Meeting Board – Renata Catelan P. Rodrigues. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Cândido Botelho Bracher, Arnaud Strasser and Ulisses Kameyama. Guests: Samuel Elia and Claudio Eugenio Stiller Galeazzi. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 13, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.